August 7, 2025

Matthew Edelman
Chief Executive Officer
Super League Enterprise, Inc.
2450 Colorado Avenue, Suite 100E
Santa Monica, CA 90404

       Re: Super League Enterprise, Inc.
           Registration Statement on Form S-3
           Filed July 17, 2025
           File No. 333-288730
Dear Matthew Edelman:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3
Prospectus Summary
The Offering, page 2

1. Please disclose whether there is a floor price for the investor's purchase price under the Equity Purchase Agreement. If not, expand your risk factor disclosure to address the additional dilution that may occur with no floor price. In addition, indicate that the investment amount paid by the investor under the Equity Purchase Agreement for each put by the company is 92% of the lowest trading price for the three consecutive trading days following the put date minus clearing costs equal to 6% of the purchase price. Disclose the resulting total discount to the trading price the investor will pay to the company for the shares.
 August 7, 2025
Page 2
2. Disclose that you may not have access to the full $20 million amount available under the Equity Purchase Agreement. To provide context, disclose the amount of net proceeds you would receive under the Equity Purchase Agreement if you issued to the investor all of the shares being registered based upon the most recent trading price of your shares, taking into account the purchase price of 92% of the trading price minus clearing costs equal to 6% of the purchase price. Also disclose the total number of shares you would have to issue to obtain the $20 million maximum amount under the
       Equity Purchase Agreement based upon your most recent share price, purchase price and clearing costs.
3. Please disclose the formula for adjusting the number of shares underlying the pre-
       funded warrant and provide an example of how it will work. Also indicate whether the investor may exercise the warrant and sell the shares prior to the final determination of the number of shares underlying the warrant.
Risk Factors
Shares of our preferred stock have certain approval rights with respect to issuances of
Common Stock..., page 9

4. You indicate that, although you are required to receive consent from the majority of holders of each series of Series AA Convertible Preferred Stock prior to issuing the shares of common stock that are being offered and sold in the current offering, you intend to receive ratification from the Series AA Convertible Preferred after the consummation of the offering. Please explain why you are not seeking such approval before the offering. Provide your analysis of how not obtaining the required approval before the issuance of the shares will impact the valid issuance of the shares being registered and your ability to receive an opinion of counsel that the shares will, when sold, be legally issued, fully paid and non-assessable.
We received a notice from Nasdaq that our common stock may be delisted from trading on the Nasdaq Capital Market..., page 10

5.     Please update your disclosure regarding the status of your non-compliance
       with Nasdaq Listing Rule 5550(b)(1), which requires the company to maintain a
       minimum of $2,500,000 in stockholders    equity for continued listing on
The Nasdaq
       Capital Market. Disclose the date you submitted your plan of compliance and whether you have received a response from Nasdaq.
The Equity Purchase Transaction, page 14

6. Please revise to clarify why the warrant the company issued as a commitment fee in connection with the Equity Purchase Agreement is considered a "pre-funded" warrant.
       In this regard, it does not appear that the investor pre-paid any consideration for the warrant. If you are using the term "pre-funded warrant" to indicate the shares underlying the warrant are not intended to be included in the investor's beneficial ownership, then please so indicate, and state that the investor did not pre-pay any amount for the warrant. Finally, revise to clarify the approximate value of the
       Commitment Fee as compared to the consideration paid.
 August 7, 2025
Page 3
7. Please discuss the provision of the Equity Purchase Agreement that limits the number of shares you may issue without seeking shareholder approval under Nasdaq rules for the issuance of more than 176,177 shares under the Equity Line Agreement and Pre-
       Funded Warrant. Disclose whether you intend to seek such shareholder approval.
Plan of Distribution, page 15

8. You indicate that the selling stockholder may engage in hedging transactions and sell securities short. This appears inconsistent with Section 5.2 of the Equity Purchase
       Agreement. Please advise or revise your disclosure.
General

9. Please note that the resale of shares issuable under the Equity Purchase Agreement must be registered on a form that the company is eligible to use for a primary offering.
       For guidance, refer to Question 139.13 of the Securities Act Sections Compliance and
       Disclosure Interpretations. It appears that the aggregate market value of your common equity held by non- affiliates during the 60 days prior to July 17, 2025 did not exceed the $75 million threshold that General Instruction I.B.1 of Form S-3 specifies. If you are relying on General Instruction I.B.6 for Form S- 3 eligibility, tell us how you have sufficient capacity to register the number of shares you are offering for resale under the Equity Purchase Agreement, and include the information required pursuant to
       Instruction 7 to General Instruction I.B.6. For guidance, refer to Question 116.21 of the Securities Act Forms Compliance and Disclosure Interpretations. Alternatively,
       please amend your registration statement on an appropriate form.
10. Please disclose the number of shares being offered for resale under the Equity
       Purchase Agreement on the prospectus cover page and throughout the prospectus.
11. Please disclose that the selling shareholder is an underwriter with respect to the resale of the shares issuable under the Equity Purchase Agreement. For guidance, refer to Question 139.13 of the Securities Act Sections Compliance and
Disclosure
       Interpretations.
 August 7, 2025
Page 4

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Kathleen Krebs at 202-551-3350 or Matthew Derby at 202-551-3334
with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Jack Kennedy, Esq.